BASIS OF PRESENTATION

This Management’s Discussion and Analysis (“MD&A”) for Westport Innovations Inc. (“Westport”, the “Company”, “we”, “us”, “our”) for the three months ended March 31, 2016 provides an update to our annual MD&A dated March 29, 2016 for the fiscal year ended December 31, 2015. This information is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2015. Our interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The Company’s reporting currency is the U.S. dollar. This MD&A is dated as of May 12, 2016.

Additional information relating to Westport, including our Annual Information Form (“AIF”) and Form 40-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All financial information is reported in U.S. dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such statements include but are not limited to statements regarding the orders or demand for our products, our investments, cash and capital requirements, the intentions of partners and potential customers, the performance of our products, our future market opportunities, availability of funding and funding requirements, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, timing of when we will adopt or meet certain accounting and regulatory standards and the alignment of our business segments. These statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward looking statements. These risks include risks related to revenue growth, operating results, liquidity, industry and products, general economy, conditions of the capital and debt markets, government or accounting policies and regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent AIF filed on SEDAR at www.sedar.com. The forward-looking statements contained in this MD&A are based upon a number of material factors and assumptions which include, without limitation, market acceptance of our products, merger with Fuel Systems Inc., Cartesian financing, product development delays in contractual commitments, the ability to attract and retain business partners, competition from other technologies, price differential between natural gas and liquefied petroleum gas, unforeseen claims, exposure to factors beyond our control as well as the additional factors referenced in our AIF. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by applicable legislation.

The forward looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport does not undertake any obligation to release publicly any revisions to these forward looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

BUSINESS OVERVIEW

We are a leading provider of high-performance, low-emission engine and fuel system technologies utilizing gaseous fuels. Our technology and products enable light- (less than 5.9 litre), medium- (5.9 to 10 litre), heavy-duty- (10 to 16 litre) and high-horsepower- (greater than 16 litre) petroleum-based fuel engines and vehicles to use primarily natural gas, giving users a cleaner and generally less expensive alternative fuel based on a more abundant natural resource. Through our partnerships and direct sales efforts, we sell natural gas and propane engines, fuel systems, and components to customers in more than 79 countries. We currently have strategic relationships with three of the world's top four engine producers and supply or have strategic relationships with six of the world's top ten truck producers, as well as seven of the world's top ten automotive manufacturers. Our strategic relationships with OEMs provide us with access to their manufacturing capacity, supply chain and global distribution networks without incurring the considerable investment associated with these assets. We commercialize our technology in markets where demand for clean, low emission engines is prevalent.

Since our founding in 1995, we have invested over $800 million towards the research, development and commercialization of our proprietary technologies and related products. Conversely, our research and development efforts and investments have resulted in a substantial patent portfolio that serves as the foundation for our differentiated technology offerings and competitive advantage. Our technologies and related products enable combustion engines to use gaseous fuels, such as natural gas, propane, renewable natural gas (“RNG”) or hydrogen. The substitution of natural gas for petroleum-based fuel drives a reduction in harmful combustion emissions, such as particulate matter and greenhouse gases, in addition to providing a relatively inexpensive alternative fuel from a more plentiful natural resource.

The principle focus of the operating business units are summarized below:

Westport Operations Business Unit
Westport Operations designs, manufactures and sells compressed natural gas ("CNG"), liquefied natural gas ("LNG"), and liquefied petroleum gas ("LPG") components and systems to over 20 global OEMs, including Fiat, Volkswagen, Tata Motors, the GAZ Group, Chrysler, General Motors, Ford Motor Company ("Ford"), PACCAR Inc., Volvo Car Group, Hyundai and Kia and to aftermarket customers in over 79 countries. Sales from Westport's wholly-owned Italian subsidiaries, OMVL S.p.A. ("OMVL") and Emer S.p.A ("EMER"), including Emer's wholly-owned subsidiary Valtek S.p.A., Westport's Australian operations, and, Netherlands based Prins Autogassystemen Holding B.V. ("Prins") are made either directly to OEMs or through one of their many global distributors. Westport Operations has a strong customer base in Europe and North America and is growing in Asia, South America, and Africa.

Westport supports customers with vehicle conversions through the Ford Qualified Vehicle Modifier ("QVM") program with products in the Ford line, including transit, cargo shuttle and taxi vehicles.  Sold under the Westport WiNG™ Power System brand, product offerings include the Ford Transit Van dedicated, F-250/F-350 bi-fuel (CNG and gasoline) and dedicated, F-450 to F-650, F-59 dedicated, E-450 dedicated and Transit Connect bi-fuel vehicle models.  Westport also provides aftermarket conversion products, alternative fuel systems and application engineering.

Other products include Volvo Car bi-fuel systems (CNG and gasoline) for the V60 and V70 bi-fuel wagon; Westport JumpStartTM mobile fuel services; Westport iCE PACKTM for spark-ignited ("SI") engines, LNG tender products for the rail market and WestportTM industrial engines sold to Clark Material Handling and Cummins Western Canada for forklift and oilfield applications.

Corporate and Technology Investments Business Unit
The Corporate and Technology Investments business unit ("Corporate and Technology Investments") is responsible for investments in new research and development programs with OEMs, corporate oversight and general administrative duties. Corporate and Technology Investments focuses on long-term product development and future return on investments. Once a product is launched, the associated revenue will be recognized under Westport Operations.

Cummins Westport Inc. Joint Venture
Cummins Westport Inc. (“CWI”), our 50:50 joint venture with Cummins, Inc., (“Cummins”), serves the medium- to heavy-duty engine markets. CWI engines are offered by many OEMs for use in transit, school and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks and street sweepers. The fuel for CWI engines is typically carried on the vehicles as CNG or LNG. CWI engines are produced at certain of Cummins' plants, allowing CWI to leverage Cummins' manufacturing footprint without incurring additional capital costs. CWI also utilizes Cummins' supply chain, back office systems and distribution and sales networks. CWI is the leading supplier of natural gas engines to the North American medium- and heavy-duty truck and transit bus industries.

Weichai Westport Inc. Joint Venture
Weichai Westport Inc. (“WWI”) is a joint venture between Westport (35% interest), Weichai Holding Group Co. Ltd. (40% interest) ("Weichai") and Hong Kong Peterson (CNG) Equipment Ltd. ("Hong Kong Peterson") (25% interest) focusing on the Chinese market. WWI develops, manufactures, and sells advanced, alternative fuel engines and parts that are widely used in city bus, coach, and heavy-duty truck applications in China or exported to other regions globally. Subsequent to the quarter ended March 31, 2016, the Company announced it had sold a derivative economic interest in its Hong Kong holding company, Westport Hong Kong, for an upfront payment of $6.3 million plus a potential future payment based on Cartesian’s return on investment. Refer to the General Developments section on page 5 for more details.

GENERAL DEVELOPMENTS

(a)     Cartesian Financing

On January 11, 2016, the Company entered into an agreement with Cartesian Capital Group for financing to support global growth initiatives. The financing agreement immediately provides $17.5 million in non-dilutive capital with additional capital contingent on reaching key milestones and establishing new investment opportunities. This financing package includes a contingent payment (derived substantially from future HPDI product sales), a convertible debenture, non-core asset sales, and incremental funding capacity to support future product development. As part of the financing agreement, Peter Yu, Managing Partner and Founder of Cartesian, has been appointed to Westport's Board of Directors.

On April 20, 2016, Westport announced it had sold a derivative economic interest in its Hong Kong holding company, Westport Hong Kong, for an upfront payment of $6.3 million plus a potential future payment based on Cartesian’s return on investment.
The Derivative grants Cartesian the option to acquire a direct equity ownership interest in Westport Hong Kong on or after April 20, 2017, the first anniversary of the closing of the sale of the Derivative. The Derivative relates to the performance of a portion of Westport Hong Kong’s assets over time. Westport retains the rights to the anticipated income from Westport Hong Kong during the period prior to any exercise of the option, subject to Westport making certain payments to Cartesian. In addition to the $6.3 million being paid to Westport, Cartesian has agreed to pay Westport 30% of any incremental value of the Derivative realized by Cartesian above a minimum threshold relative to the acquired economic interest in Westport Hong Kong. Subsequent to March 31, 2016, the Company will account for its investment on a cost basis as it no longer has significant influence.

(b)     Merger with Fuel Systems Solutions, Inc.
On September 1, 2015, the Company announced a proposed business combination (the "Merger") with Fuel Systems Solutions, Inc. (“Fuel Systems”). Under the terms of the Merger, the Company was to acquire all of the outstanding shares of Fuel Systems common stock in a stock-for-stock transaction under which Fuel Systems shareholders will receive 2.129 Company shares for each share of Fuel Systems common stock they own at closing.
On March 7, 2016, the Company signed an Amendment to the Agreement and Plan of Merger (the “Amendment”) in relation to the Merger between the Company and Fuel Systems. The exchange ratio of the Agreement has been amended to include a collar mechanism. In the event that the NASDAQ volume weighted average price ("VWAP") of the Company common shares during a specified measuring period is equal to or greater than $2.37, then Fuel Systems stockholders will receive 2.129 Company common shares per Fuel Systems share on closing of the Merger and through the exchange process. In the event that the Company’s VWAP is equal to or less than $1.64, then Fuel Systems stockholders will receive approximately 3.08 Company common shares per Fuel Systems share on closing of the Merger and through the exchange process. In the event that the Company's VWAP is greater than $1.64 and less than $2.37, then Fuel Systems stockholders would receive a number of Company common shares per Fuel Systems share equal to dividing $5.05 by the Company’s VWAP, rounded to four decimal places. The measuring period will be the ten consecutive trading days ending on and including the trading day five business days prior to the anticipated closing date.
On March 18, 2016, the Company announced that its shareholders approved the issuance of such number of Company common shares as required to complete the Merger.
The Merger requires certain regulatory approvals and approval by a majority of the shareholders of Fuel Systems. All substantive regulatory approvals have been received. The Merger is currently anticipated to close in June 2016.

SELECTED FINANCIAL INFORMATION

The following table sets forth a summary of our financial results for the three months ended March 31, 2016 and March 31, 2015:

Selected Consolidated Statements of Operations Data

	Three months ended March 31,
	2016	2015
(expressed in millions of United States dollars, except for per share amounts and shares outstanding)
Total revenue	$24.0	$28.0
Gross margin (1)	$6.8	$5.4
GM %	28.3%	19.3%
Net loss	$(23.3)	$(17.2)
Net loss per share – basic and diluted (2)	$(0.36)	$(0.27)
Weighted average shares outstanding	64,413,316	63,838,842

(1)	Gross margin is calculated as revenue less cost of product revenue.

The Company’s gross margin may not be comparable to those of other entities because some entities include depreciation and amortization related to products sold in cost of sales. Gross margin as defined above applies to the discussion of gross margin throughout the MD&A.

(For the three months ended March 31, 2016 and March 31, 2015, depreciation and amortization is excluded from the calculation of gross margin).

(2)	Fully diluted loss per share is the same as basic loss per share as the effect of conversion of stock options, restricted share units and performance share units would be anti-dilutive.

The following table sets forth a summary of our financial position as at March 31, 2016 and December 31, 2015:

Selected Balance Sheet Data

	March 31, 2016	December 31, 2015
(expressed in millions of United States dollars)
Cash and short-term investments	$24.6	$27.8
Total assets	209.1	209.7
Long-term debt, including current portion	65.4	62.5
Long-term Royalty Payable, including current portion	18.5	—

SELECTED FINANCIAL INFORMATION (continued):

The following tables set forth a summary of the financial results of our joint ventures for the three months ended March 31, 2016, and March 31, 2015 :

Selected CWI Statements of Operations Data

	Three months ended March 31,
	2016	2015
(expressed in millions of United States dollars)
Total revenue	$65.0	$73.0
Gross margin	20.6	26.6
GM %	31.7%	36.4%
Net income before income taxes	4.8	14.8
Net income attributable to the Company	1.8	5.9

Selected WWI Statements of Operations Data

	Three months ended March 31,
	2016	2015
(expressed in millions of United States dollars)
Total revenue	$29.9	$55.9
Gross margin	3.0	5.7
GM %	10.0%	10.2%
Net income before income taxes	0.7	1.0
Net income attributable to the Company	0.2	0.3

RESULTS FROM OPERATIONS

Revenue
Total segments revenues for the three months ended March 31, 2016 and March 31, 2015, including 100% of CWI and WWI revenue, decreased by $38.0 million, or 24% from $156.9 million in 2015 to $118.9 million in 2016.

The following table summarizes revenues by segment for the three months ended March 31, 2016 compared three months ended March 31, 2015:

Revenues
(expressed in millions of U.S. dollars)

	Three months ended March 31,		Change
	2016	2015	$	%
Westport Operations	$23.2	$27.4	$(4.2)	(15)%
Corporate and Technology Investments	0.8	0.6	0.2	33%
CWI	65.0	73.0	(8.0)	(11)%
WWI	29.9	55.9	(26.0)	(47)%
Total segment revenues	$118.9	$156.9	$(38.0)	(24)%
Less: Equity investees' revenues	94.9	128.9	(34.0)	(26)%
Total consolidated revenues	$24.0	$28.0	$(4.0)	(14)%

Westport Operations revenue for the three months ended March 31, 2016 decreased by $4.2 million, or 15% from $27.4 million to $23.2 million. Revenue from European operations for the three months ended March 31, 2016 decreased by $1.5 million from lower sales in components and after market sales. Revenue from North American operations decreased by approximately $2.7 million due to decreased sales of Westport's Ford qualified vehicle modifier ("QVM") business and decreased sales of Westport industrial engines.

Corporate and Technology Investments revenue for the three months ended March 31, 2016 increased by $0.2 million, or 33% from $0.6 million to $0.8 million. The increased revenue is due to improved utilization of Westport’s test development facilities and engineering services towards testing engines for external parties and customers.

CWI revenue for the three months ended March 31, 2016 decreased by $8.0 million, or 11% from $73.0 million to $65.0 million. CWI product revenue for the three months ended March 31, 2016 decreased by $13.8 million, or 23%, to $47.2 million on sales of 1,647 units compared to $61.0 million and 2,278 units for three months ended March 31, 2015, which was primarily attributed to the decline of the price of oil and other macroeconomic conditions. CWI parts revenue for the three months ended March 31, 2016 was $17.8 million compared to $12.0 million for the three months ended March 31, 2015, which was primarily attributed to the increase of the natural gas engine population in service.

WWI revenue for the three months ended March 31, 2016 decreased by $26.0 million, or 47%, from $55.9 million to $29.9 million. WWI shipped 2,436 units in 2016 compared to 4,385 units for the three months ended March 31, 2015. Westport’s WWI results were impacted by the China economy and continued weakness in the truck market.

Gross Margin
Total segments gross margin, including 100% share of CWI and WWI, decreased by $7.3 million, or 19% from $37.7 million in 2015 to $30.4 million in 2016.

The following table presents gross margin by segment for the three months ended March 31, 2016 compared to the three months ended March 31, 2015:

Gross Margin
(expressed in millions of U.S. dollars)

	Three months ended March 31,	% of	Three months ended March 31,	% of	Change
	2016	Revenue	2015	Revenue	$	%
Westport Operations	$6.0	25.9%	$4.8	17.5%	$1.2	25%
Corporate and Technology Investments	0.8	100.0%	0.6	100.0%	0.2	33%
CWI	20.6	31.7%	26.6	36.4%	(6.0)	(23)%
WWI	3.0	10.0%	5.7	10.2%	(2.7)	(47)%
Total segment gross margin	$30.4	25.6%	$37.7	24.0%	$(7.3)	(19)%
Less: Equity investees' gross margin	23.6	24.9%	32.3	25.1%	(8.7)	(27)%
Total consolidated gross margin	$6.8	28.3%	$5.4	19.2%	$1.4	26%

Westport Operations gross margin increased by $1.2 million to $6.0 million, or 25.9% of revenue, for the three months ended March 31, 2016 compared to $4.8 million, or 17.5% of revenue for the three months ended March 31, 2015. The increase in gross margin percentage is due to inventory obsolescence charges of $0.1 million in the current year compared to $2.0 million in the same period of prior year. Adjusted gross margin would have been 25.4% of revenue without the obsolescence for the three months ended March 31, 2015, compared to 24.9% in the prior period. Gross margin also decreased due to lower revenue from weaknesses in most markets as a result of the continued low price of oil.

CWI gross margin decreased by $6.0 million to $20.6 million, or 31.7% of revenue from $26.6 million or 36.4% of revenue. The decrease in gross margin relates to a decrease in the number of engines sold. CWI product margin and product gross margin percentage for the three months ended March 31, 2016 were $12.8 million and 27.1%, respectively, compared to $26.6 million and 36.4%, respectively, for the three months ended March 31, 2015. This decrease in CWI gross margin percentage was due primarily to a decrease of $5.7 million in net warranty adjustments and net extended coverage claims compared to three months ended March 31, 2015. CWI parts gross margin percentage was 44.2% for the three months ended March 31, 2016 compared to 34.1% for the three months ended March 31, 2015. The increase in parts gross margin is primarily due to a change in product mix.

WWI gross margin decreased by $2.7 million to $3.0 million, from $5.7 million. The decrease in gross margin relates to a decrease in the number of engines sold.

Research and Development Expenses
The following table presents details of research and development (“R&D”) expense by segment for the three months ended March 31, 2016 compared to three months ended March 31, 2015:

Research and Development
(expressed in millions of U.S. dollars)

	Three months ended March 31,		Change
	2016	2015	$	%
Westport Operations	$2.1	$3.3	$(1.2)	(36)%
Corporate and Technology Investments	9.5	10.1	(0.6)	(6)%
Total research and development	$11.6	$13.4	$(1.8)	(13)%

Westport Operations research and development expenses decreased by $1.2 million due to reduction in program expenses, decreased headcount and a weaker Canadian dollar.

Corporate and Technology Investments research and development expenses decreased by $0.6 million from $10.1 million to $9.5 million due to reduction in program expenses from prioritizing of development programs and a weaker Canadian dollar.

Selling, General and Administrative Expenses
The following table presents details of Selling, General and Administrative (“SG&A”) expense by segment for the three months ended March 31, 2016 compared to the three months ended March 31, 2015:

Selling, General and Administrative
(expressed in millions of U.S. dollars)

	Three months ended March 31,		Change
	2016	2015	$	%
Westport Operations	$4.1	$5.4	$(1.3)	(24)%
Corporate and Technology Investments	9.7	7.4	2.3	31%
Total selling, general and administrative	$13.8	$12.8	$1.0	8%

Westport Operations SG&A expenses decreased by $1.3 million due to decreased headcount and a weaker Canadian dollar in the current period compared to the three months ended March 31, 2015.

Corporate and Technology Investments SG&A expenses increased by $2.3 million due to higher legal charges, primarily related to the Cartesian financing and proposed Merger with Fuel Systems Solutions.

Foreign exchange gains and losses reflected net realized gains and losses on foreign currency transactions and the net unrealized gains and losses on our net U.S. dollar denominated monetary assets and liabilities in our Canadian operations that were mainly composed of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. In addition, the Company has foreign exchange exposure on Euro denominated monetary assets and liabilities where the functional currency of the subsidiary is not the Euro. For the three months ended March 31, 2016, we recognized a net foreign exchange loss of $1.3 million with the movement in the Canadian dollar relative to the U.S. dollar.

Depreciation and amortization for the three months ended March 31, 2016 was $3.1 million compared to $3.5 million for the three months ended March 31, 2015. The decrease is primarily due to the sales of revenue-generating assets and various fixed assets being fully amortized.

Income from investments accounted for by the equity method primarily relates to our 50% interest in CWI and our 35% interest in WWI and our decrease in equity income results primarily from lower revenues and gross margins for CWI and WWI in the current period compared to the prior period.

(expressed in millions of U.S. dollars)

	Three months ended March 31,
	2016	2015
CWI - 50% interest	$1.8	$5.9
WWI - 35% interest	0.2	0.3
Other	—	0.1
Income from investment accounted for by the equity method	$2.0	$6.3

During the first quarter of 2015, the Company identified adjustments in CWI's estimated 2014 financial statement results, which primarily related to its warranty accrual. The identified adjustments resulted in a cumulative $1.2 million understatement of the Company’s income from investments accounted for by the equity method for the year ended December 31, 2014. The Company corrected the amounts related to CWI in the first quarter of 2015, which had the net effect of increasing income from investments accounted for by the equity method by $1.2 million for the three months ended March 31, 2015.

Interest on long-term debt and amortization of discount expense primarily relates to our interest expense on Canadian dollar and Euro denominated debentures.

(expressed in millions of U.S. dollars)

	Three months ended March 31,
	2016	2015
Canadian debentures - 9% per annum	$0.9	$1.0
Senior financing facilities	0.1	0.3
Amortization of discount and non cash interest expense of long-term debt	0.3	0.2
Amortization of discount and non cash interest expense of long-term royalty payable	$1.0	—
Total Interest on long-term debt	$2.3	$1.5

Interest on long-term debt for the three months ended March 31, 2016 of $2.3 million is higher compared to the three months ended March 31, 2015 primarily due to interest accrued on the long-term royalty payable incurred in Q1 2016.

Income tax recovery for the three months ended March 31, 2016 was $0.2 million compared to an income tax expense of $0.5 million for the three months ended March 31, 2015.

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

As at March 31, 2016, our cash, cash equivalents and short-term investment position was $24.6 million, a decrease of $3.2 million from $27.8 million at December 31, 2015. Cash and cash equivalents consist of guaranteed investment certificates, term deposits and bankers acceptances with maturities of 90 days or less when acquired. Short-term investments consist of investment grade bankers’ acceptances, term deposits and commercial paper. We invest primarily in short-term paper issued by Schedule 1 Canadian banks, R1 high rated corporations and governments.

The Company has sustained net losses since inception and as at March 31, 2016 has an accumulated deficit of $886.6 million. The Company’s ability to continue as a going concern is dependent on its available cash, its ability to find new sources of financing or raise cash through the sale of assets while in pursuit of operating profitability. There can be no assurance that the Company will be successful in achieving its objectives. Management believes that the cash balances available as of March 31, 2016, combined with cost cutting measures in place and its ability to find new sources of financing or raise cash through the sale of assets subsequent to the balance sheet date, provides sufficient funds for the Company to meet its obligations beyond the next 12 months. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. See also "Cartesian Financing" in the general developments section of this MD&A for cash raised during and subsequent to the current reporting period. The merger with Fuel Systems Solutions, Inc. will further strengthen the Company's balance sheet.
Our plan is to use our current cash, cash equivalents and short-term investments, and our share of CWI dividends (typically declared and paid quarterly) to fund our committed milestones and obligations for our current programs. We will also continue to seek third party and government funding on commercially acceptable terms to offset costs of our investments; however, there are no guarantees that we will be successful in obtaining third party funding on acceptable terms or at all.

Cash Flow from Operating Activities

We prepare our statement of cash flows using the indirect method. Under this method, we reconcile net loss to cash flows from operating activities by adjusting net loss for those items that impact net loss but may not result in actual cash receipts or payments during the period. These reconciling items include but are not limited to depreciation and amortization, stock-based compensation expense, unrealized foreign exchange gain and losses, income from investments accounted for by the equity method, provisions for inventory reserves and doubtful accounts, and changes in the consolidated balance sheet for working capital from the beginning to the end of the period.
For the three months ended March 31, 2016, our net cash flow used in operating activities was $23.1 million, an increase of $0.6 million from the net cash flow used in operating activities in the three months ended March 31, 2015. The increase is primarily due to increased legal expenses related to the Cartesian financing and the Merger.
Cash Flow from Investing Activities.
Our net cash used in investing activities consisted primarily of dividends received from joint ventures, offset by purchases of property, plant and equipment property (“PP&E”).
For the three months ended March 31, 2016, our net cash flow received from investing activities was $2.9 million, a decrease of $3.1 million from net cash flows from investing activities for the three months ended March 31, 2015. Dividends received from joint ventures decreased by $2.6 million to $4.4 million, primarily as a result of lower net income attributable to CWI. PP&E additions increased by $0.4 million to $1.4 million as we prepare for commercial production of HPDI 2.0.
Cash Flow from Financing Activities
For the three months ended March 31, 2016, our net cash flow received from financing activities was $15.7 million, an increase of $15.9 million from the net cash flows used in financing activities of $0.2 million for the three months ended March 31, 2015. This is primarily due to the $17.5 million cash received upon entering into the financing agreement with the Cartesian on January 11, 2016, which is offset by repayment of our senior financing loan.

Westport’s capital requirements will vary depending on a number of factors, including the timing and size of orders for our LNG systems, our ability to successfully launch products on time, our supply chain and manufacturing requirements, our success in executing our business plan, relationships with current and potential strategic partners, commercial sales and margins, product reliability, progress on research and development activities, capital expenditures and working capital requirements. We also continue to review investment and acquisition opportunities on a regular basis for technologies, businesses and markets that would complement our own products or assist us in our commercialization plans. Significant new orders, expanded engine programs, acquisitions or investments could require additional funding. If such additional funding is not available to us, if expected orders do not materialize or are delayed, or if we have significant overspending in our programs, we may be required to delay, reduce or eliminate certain research and development activities, reduce or cancel inventory orders, and possibly forego new program, acquisition or investment opportunities. Any of those circumstances could potentially result in a delay of the commercialization of our products in development and could have an adverse effect on our business, results of operations, liquidity and financial condition.

This “Capital Requirements, Resources and Liquidity” section contains certain forward looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers are encouraged to read the “Forward Looking Statements” and “Basis of Presentation” sections of this MD&A, which discusses forward-looking statements and the “Business Risks and Uncertainties” section of this MD&A and of our AIF.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

	Carrying amount	Contractual cash flows	< 1 year	1 - 3 years	4-5 years	> 5 years
Accounts payable and accrued liabilities	$56.1	$56.1	$56.1	$—	$—	$—
Unsecured subordinated debentures (1)	41.1	47.1	3.8	43.3	—	—
Senior financing (2)	6.7	6.9	4.9	0.7	0.7	0.6
Senior revolving financing (3)	11.4	11.6	11.6	—	—	—
Long-term royalty payable (4)	18.5	46.0	1.5	9.6	16.8	18.1
Other bank financing	5.5	5.9	3.5	0.3	0.1	2.0
Capital lease obligations (5)	0.7	0.8	0.4	0.4	—	—
Operating lease commitments (5)	—	59.5	3.3	8.9	10.0	37.4
Royalty payments	—	5.3	2.2	3.1	—	—
	$140.0	$239.2	$87.3	$66.3	$27.6	$58.1
 Contractual cash flows include both expected interest and principal repayments.

(1)     The subordinated debenture notes are unsecured and subordinated to senior indebtedness, mature on September 15, 2017, and bear interest at 9% per annum, payable in cash semi-annually in arrears on March 15 and September 15 of each year during the term.

(2)     Senior financing comprises the Emer S.p.A ("Emer") senior financing agreement ("Emer senior financing"), the Prins Autogassystemen Holding B.V ("Prins") senior financing agreement ("Prins senior financing"), and the Prins senior mortgage loan ("Prins senior mortgage loan"). The senior financing agreements bear interest at 3 or 6-month Euribor plus a fixed percentage ranging from 1% to 3.5%.

(3)     The senior revolving financing facility relates to EMER and bears interest at 6-month Euribor plus 2.5%. Interest is paid semi-annually.

The principal repayment schedule of the senior financings are as follows for the period ended March 31, 2016:

	Subordinated debenture notes	Emer Senior Financing	Prins Senior Financing	Prins Senior Mortgage Loan	Senior revolving financing	Total
2016	$—	$3.0	$1.4	$0.3	$—	$4.7
2017	41.1	—	—	0.3	11.4	52.8
2018	—	—	—	0.3	—	0.3
2019	—	—	—	0.5	—	0.5
2020 and thereafter	—	—	—	0.9	—	0.9
	$41.1	$3.0	$1.4	$2.3	$11.4	$59.2

(4)     The long-term royalty payable relates to the first tranche financing between the Company and Cartesian. The contractual cash flows reflect the carrying value accreted to the expected redemption value using the approximate effective interest of 23%.

(5)     Capital lease obligations relate primarily to office equipment and machinery, have initial terms of three to five years and have interest rates ranging from 3.1% to 4.9%. Operating lease commitments represent our minimum lease payments uder leases related primarily to our operating premises and office equipment.

SHARES OUTSTANDING

For the three months ended March 31, 2016 and March 31, 2015, the weighted average number of shares used in calculating the loss per share was 64,413,316 and 63,838,842, respectively. The Common Shares, share options and Share Units outstanding and exercisable as at the following dates are shown below:

	March 31, 2016	May 12, 2016
	Number	Number

Common Shares outstanding	64,488,362	64,503,067
Share Units
Outstanding (1)	9,126,747	8,598,930
Exercisable	1,387,571	1,388,687

(1) As at March 31, 2016, includes 3,140,200 (May 12, 2016 - 2,965,200) PSUs with payout levels ranging between 0% and 200% upon achieving the required performance criteria over the measurement period. None of these PSUs are currently known to be issuable based on the prior achievement of the required 200% conversion ratio as at the date hereof, however such awards have not yet become vested.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our interim consolidated financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. Actual amounts may vary significantly from estimates used. The Company's accounting policies are described in Note 2 of our fiscal year ended December 31, 2015 annual consolidated financial statements. There have been no significant changes in accounting policies applied to the March 31, 2016 financial statements. We have identified several policies as critical to our business operations and in understanding our results of operations. These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include our accounting of CWI as variable interest entity, warranty liability, revenue recognition, inventories, property, equipment, furniture and leasehold improvements, stock-based compensation, goodwill and intangible assets. The application of these and other accounting policies are described in Note 2 of our our fiscal year ended December 31, 2015 annual consolidated financial statements and our 2015 Annual Management and Discussion analysis.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

 (a)    New accounting pronouncements adopted in 2016:

Amendments to the Consolidation Analysis (Topic 810): Consolidation

In February 2015, the FASB issued ASU 2015-02, which revises the current consolidation guidance which results in a change in the determination of whether an entity consolidates certain types of legal entities. The new standard is effective for annual and interim reporting periods beginning after December 15, 2015 and may be applied on a full or modified retrospective basis. Our adoption of ASU 2015-02 in the first quarter of 2016 did not have a material impact on our consolidated financial statements.

(b)    New accounting pronouncements to be adopted in the future:

Revenue:

In May 2014, Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue From Contracts With Customers (“Topic 606”). Topic 606 removes inconsistencies and weaknesses in revenue requirements, provides a more robust framework for addressing revenue issues, improves comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets, provides more useful information to users of financial statements through improved disclosure requirements and simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. The guidance in this update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally, this update supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition - Construction-Type and Production-Type Contracts. Topic 606 is effective for public entities with reporting periods beginning after December 15, 2017. Early adoption would be permitted as of the original effective date in ASU 2014-09 (i.e., annual reporting periods beginning after December 15, 2016, including interim reporting periods within the annual periods).  The Company has not yet evaluated the impact of the adoption of this new standard.

Going Concern:

In August 2014, the FASB issued ASU 2014-15. Presentation of Financial Statements - Going Concern outlining management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern, along with the required disclosures.  ASU 2014-15 is effective for the annual period ending after December 15, 2016 with early adoption permitted.  The Company does not anticipate a material impact to the Company’s financial statements as a result of this change.

Simplifying the Measurement of Inventory (Topic 330): Inventory

In July 2015, the FASB issued ASU 2015-11, which requires an entity to measure inventory at the lower of cost or net realizable value, which consists of the estimated selling prices in the ordinary course of business, less reasonably predictable cost of completion, disposal, and transportation. For public entities, the updated guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The guidance is to be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The Company does not anticipate a material impact to the Company’s financial statements as a result of this change.

Simplifying the transition to equity method accounting (Topic 323): Investment

In March 2016, the FASB issued ASU 2016-07, which eliminates the requirement for an investor to retroactively apply the equity method when its increase in ownership interest, or degree of influence, in an investee triggers equity method accounting. The guidance is effective for all entities in annual and interim periods in fiscal years beginning after December 15, 2016 with early adoption permitted. The Company does not anticipate a material impact to the Company's financial statements as a result of this change.

Improvements to Employee Share-Based Payment Accounting (Topic 718): Compensation

In March 2016, the FASB issued ASU 2016-09, which simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016, and interim periods within those years for public business entities with early adoption permitted. The Company has not yet evaluated the impact of the adoption of this new standard.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the three months ended March 31, 2016, there were no changes to our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

SUMMARY OF QUARTERLY RESULTS

Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, product launch dates, research and development project cycles, timing of related government funding, impairment charges, stock-based compensation awards and foreign exchange impacts. Net loss has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, recognition of tax benefits and other similar events.

The following table provides summary unaudited consolidated financial data for our last eight quarters:

Selected Consolidated Quarterly Operations Data (unaudited)

Three months ended	30-Jun-14	30-Sep-14	31-Dec-14	31-Mar-15	30-Jun-15	30-Sep-15	31-Dec-15	31-Mar-16
(expressed in millions of United States dollars except for per share amounts)
Product revenue	$31.8	$24.0	$27.4	$27.0	$24.6	$21.3	$24.9	$23.6
Service and other revenue	6.1	1.4	—	1.0	3.2	1.0	0.2	0.5
Total revenue	37.9	25.4	27.4	28.0	27.8	22.3	25.1	24.0
Cost of product and parts revenue	24.3	17.3	28.7	22.6	18.1	21.0	21.6	17.2
Gross margin	$13.6	$8.1	$(1.3)	$5.4	$9.7	$1.3	$3.5	$6.8
Gross margin percentage	35.9%	31.9%	(4.7)%	19.3%	34.9%	5.8%	13.9%	28.3%
Net loss for the period	$(35.4)	$(25.5)	$(64.8)	$(17.2)	$(20.5)	$(37.4)	$(23.3)	$(23.3)
EBITDA (1)	$(28.8)	$(20.8)	$(57.5)	$(11.7)	$(14.8)	$(32.5)	$(19.3)	$(18.0)
Adjusted EBITDA (2)	$(16.9)	$(22.0)	$(23.0)	$(9.2)	$(7.7)	$(9.8)	$(12.3)	$(10.6)
Loss per share
Basic and Diluted	$(0.56)	$(0.40)	$(1.03)	$(0.30)	$(0.30)	$(0.58)	$(0.35)	$(0.36)
Income from unconsolidated joint ventures:
CWI net income attributable to the Company	$0.4	$0.9	$7.6	$5.9	$3.4	$3.5	$4.3	$1.8
WWI net income attributable to the Company	$0.7	$1.2	$3.6	$0.3	$0.1	$0.1	$0.5	$0.2

(1) The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to U.S. GAAP. See non-GAAP measures for more information.

(2) The term Adjusted EBITDA is not defined under U.S. GAAP and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Westport defines Adjusted EBITDA as EBITDA adjusted for amortization of stock-based compensation, unrealized foreign exchange gain or loss, and non-cash and other unusual adjustments. See non-GAAP measures for more information.

Non-GAAP Measures:

We use certain non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed in U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.
EBITDA
The term EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP financial measure. The Company defines EBITDA as loss before income taxes adjusted for interest expense (net) and depreciation and amortization.
Management believes that EBITDA is an important indicator commonly reported and widely used by investors and analysts as an indicator of the Company’s operating performance and ability. The intent is to provide additional useful information to investors and analysts and such measures do not have any standardized meaning under U.S. GAAP. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. Other issuers may define EBITDA differently.

Three months ended	30-Jun-14	30-Sep-14	31-Dec-14	31-Mar-15	30-Jun-15	30-Sep-15	31-Dec-15	31-Mar-16
Loss before income taxes	$(35.1)	$(26.2)	$(65.1)	$(16.7)	$(19.9)	$(37.2)	$(23.9)	$(23.4)
Interest Expense, net (1)	1.7	0.7	2.5	1.4	1.6	1.4	1.3	2.3
Depreciation	4.6	4.7	5.1	3.6	3.5	3.3	3.3	3.1
EBITDA	$(28.8)	$(20.8)	$(57.5)	$(11.7)	$(14.8)	$(32.5)	$(19.3)	$(18.0)

(1) Interest expense, net is defined as the aggregate of bank charges, interest, and other, interest on long term-debt and amortization of discount.

EBITDA increased $1.3 million in the three months ended March 31, 2016 to a loss of $18.0 million from a loss of $19.3 million for the three months ended December 31, 2015 primarily as a result of lower operating expenses during the current period.

Non-GAAP Measures continued:

Adjusted EBITDA

The term Adjusted EBITDA is not defined under U.S. GAAP and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP.

Adjusted EBITDA is used by management to review operational progress of its business units and investment programs over successive periods and as a long-term indicator of operational performance since it ties closely to the unit’s ability to generate sustained cash flows.

Westport defines Adjusted EBITDA as EBITDA adjusted for stock-based compensation, unrealized foreign exchange gain or loss, and non-cash and other unusual adjustments. Adjusted EBITDA has limitations as an analytical tool, and when assessing Westport’s operating performance, investors should not consider Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, Adjusted EBITDA does not reflect Westport’s actual cash expenditures. Other companies may calculate similar measures differently than Westport, limiting their usefulness as comparative tools. Westport compensates for these limitations by relying primarily on its U.S. GAAP results.

Three months ended	30-Jun-14	30-Sep-14	31-Dec-14	31-Mar-15	30-Jun-15	30-Sep-15	31-Dec-15	31-Mar-16
EBITDA	$(28.8)	$(20.8)	$(57.5)	$(11.7)	$(14.8)	$(32.5)	$(19.3)	$(18.0)
Stock based compensation	3.3	1.0	—	3.4	4.7	3.3	3.5	4.0
Unrealized foreign exchange (gain) loss	8.6	(2.2)	(0.9)	(2.9)	(1.2)	(8.0)	0.5	1.3
Non-cash and other unusual adjustments (1)	—	—	35.4	2.0	3.6	27.4	3.0	2.1
Adjusted EBITDA	$(16.9)	$(22.0)	$(23.0)	$(9.2)	$(7.7)	$(9.8)	$(12.3)	$(10.6)

(1) Non-cash and other unusual adjustments include impairment of long lived assets, provision for inventory purchase commitments, intangible impairment, goodwill impairment, one time inventory obsolescence charges, one time costs related to the proposed merger between the Company and Fuel Systems and one time costs related to the Cartesian financing. The three month ended December 31, 2014 figure included other unusual adjustments related to the discontinuation of the first generation of Westport HPDI systems.

Adjusted EBITDA increased $1.7 million in the three months ended March 31, 2016 to a loss of $10.6 million from a loss of $12.3 for the three months ended December 31, 2015 primarily as a result of lower operating expenses.

RELATED PARTY TRANSACTIONS

As part of our joint venture agreement, we engage in transactions with CWI.

As at March 31, 2016, net amounts due from CWI total $0.2 million (December 31, 2015 - $1.2 million). Amounts receivable relate to costs incurred by the Company on behalf of CWI. The amounts are generally reimbursed by CWI to the Company in the month following the month in which the payable is incurred. Cost reimbursements from CWI consisted of the following:

	Three months ended March 31,
	2016	2015
General and administrative	0.2	0.2
Sales and marketing	0.8	1.4
	$1.0	$1.6

All material transactions between the Company and CWI have been eliminated on application of equity accounting.

Subsequent Events

See General Development section on page 5 of this MD&A for updates related to Cartesian Financing and The Merger with Fuel Systems Solutions, Inc.